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                                   EXHIBIT 1
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FOR FURTHER INFORMATION CONTACT:
Lawrence E. Gloyd
Chairman of the Board and Chief Executive Officer
Rockford, Illinois
815-962-8867

FOR IMMEDIATE RELEASE
WEDNESDAY, JUNE 26, 1996

              CLARCOR ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS
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                   CLARCOR ALSO ANNOUNCES QUARTERLY DIVIDEND


ROCKFORD, IL, JUNE 26, 1996 -- CLARCOR Inc. (NYSE:CLC) announced today the resignation of Richard A. Snell as a member of its Board of Directors. Mr. Snell, 54, had been a Board member since 1992 and is currently President and Chief Executive Officer of Tenneco Automotive, a division of Tenneco Inc. He is resigning due to additional responsibilities he has assumed in the business and private sectors.

     Replacing Mr. Snell on CLARCOR's Board will be Norman E. Johnson. Mr. Johnson, 48, is currently President and Chief Operating Officer of CLARCOR Inc., a position he has held since 1995. Previously, Mr. Johnson was Group Vice President for the CLARCOR Filtration Products group.

     The Board of Directors also declared a quarterly dividend of 16 cents per share, payable July 26, 1996, to shareholders of record July 12, 1996.

     CLARCOR is based in Rockford, Illinois, and is a diversified marketer and manufacturer of mobile and environmental filtration products and consumer products sold to domestic and international markets. Common shares of the Company are traded on the New York Stock Exchange under the symbol CLC.

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